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FORM 3
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             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


=================================================================

1.   Name and Address of Reporting Person*


                Restricted Stock Trust
     -----------------------------------------------
     (Last)             (First)             (Middle)


       c/o The Bank of New York, One Wall Street
     -----------------------------------------------
                       (Street)


     New York           New York               10286
     -----------------------------------------------
     (City)             (State)                (Zip)

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2.   Date of Event Requiring Statement
     (Month/Day/Year)


             5/11/98
     -----------------------------

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3.   IRS or Social
     Security Number of
     Reporting Person, if
     an Entity (Voluntary)


     -----------------------------

=================================================================

4.   Issuer Name and Ticker or Trading Symbol


           Young & Rubicam Inc. (YNR)
     ------------------------------------

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5.   Relationship of Reporting Person to Issuer
                  (Check all applicable)

           Director               X   10% Owner (1)
     -----                      -----

           Officer (give        ----- Other (specify
     ----- title below)               below)


     ---------------------------

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6.   If Amendment, Date of Original
     (Month/Day/Year)


     -------------------------

=================================================================

7.   Individual or Joint/Group Filing
     (Check applicable line)

       X   Form filed by One Reporting Person
     -----

           Form filed by More than One Reporting Person
     -----

=================================================================



                      Table I -- Non-Derivative Securities Beneficially Owned

==========================================================================================================

1. Title of Security           2. Amount of Securities   3. Ownership Form:  4. Nature of Indirect
   (Instr. 4)                     Beneficially Owned        Direct (D) or       Beneficial Ownership
                                  (Instr. 4)                Indirect (I)
                                                            (Instr. 5)
-------------------            -----------------------   -----------------   -----------------------
No securities owned









----------------------------------------------------------------------------------------------------------
* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v).


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(Print or type responses)

                                                           (Over)
                                                  SEC 1473 (7/96)

 Table II -- Derivative Securities Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)


==================================================================================================================================
1. Title of Derivative  2. Date Exercisable and  3. Title and Amount of Sec-     4. Conversion or  5. Ownership  6. Nature of
   Security                Expiration Date          urities Underlying Deriva-      Exercise Price    Form of       Indirect
   (Instr. 4)              (Month/Day/Year)         tive Security (Instr. 4)        of Derivative     Derivative    Beneficial
                           --------------------     --------------------------      Security          Security:     Ownership
                           Date        Expir-                     Amount or                           Direct (D)    (Instr.5)
                           Exerci-     ation                      Number of                           or Indirect
                           sable       Date         Title         Shares                              (I)
                                                                                                      (Instr. 5)
   ------------------      -------     -------      -----         ------------      --------------    ----------    ---------
No securities owned






----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Pursuant to the Young & Rubicam Restricted Stock Trust Agreement dated as of December 12, 1996, Young & Rubicam Inc. (the "Company") has issued a total of 11,086,950 shares of common stock, par value $0.01 per share ("Common Stock"), to a trust (the "Restricted Stock Trust") established by the Company for allocation of such shares to key employees of the Company. As of 5/11/98, the Restricted Stock Trust held 11,086,950 shares of Common Stock. All shares of Common Stock held in the Restricted Stock Trust are required to be, and have been, deposited in a trust (the "Management Voting Trust") established pursuant to the Management Voting Trust Agreement dated as of 12/12/96. The Management Voting Trust has the sole right to vote and execute consents with respect to all securities held by the Management Voting Trust. The voting rights of the Management Voting Trust are exercised by eight voting trustees (the "Voting Trustees"). So long as Young & Rubicam's current Chief Executive Officer, Peter A. Georgescu (or a properly elected successor Chief Executive Officer), is a Voting Trustee, (i) any action approved in writing or at a meeting by Peter A. Georgescu (or such successor) and any two other Voting Trustees and (ii) any action approved over the objection of Peter A. Georgescu (or such successor) at a meeting of the Voting Trustees by an aggregate vote of Voting Trustees equal to not less than the total number of Voting Trustees then in office minus two, shall constitute the action of, and shall be binding upon, the Management Voting Trust (unless there shall be fewer than seven Voting Trustees then in office, in which event any action under clause (ii) shall require the vote of all the Voting Trustees other than Peter A. Georgescu (or such successor)). The Restricted Stock Trust disclaims any beneficial ownership of any of the shares held by the Restricted Stock Trust.




/s/ Robert A. Goldstein, Divisional President,
on behalf of The Bank of New York, Trustee            5/22/98
--------------------------------------------   ---------------------
     ** Signature of Reporting Person                   Date


**     Intentional misstatements or omissions of facts constitute
       Federal Criminal Violations. See 18 U.S.C. 1001 and 15
       U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                  SEC 1473 (7-96)